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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 3, 2012, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa and CONSOB to disclose the transactions described below. For more information on Luxottica Group S.p.A.’s (the “Company”) Delfin plan, please see the annual report, available on the Company’s website at www.luxottica.com and filed with the SEC.

On November 28, 2012, Delfin S.à.r.l. sold to Enrico Cavatorta, pursuant to grants made to him under the Delfin plan, 200,000 ordinary shares of the Company at a strike price of Euro 13.67 per share for an aggregate purchase price of Euro 2,734,000.  On the same date, Mr. Cavatorta sold 200,000 shares of the Company in an off-market transaction at an average per share price of Euro 31.10.

In addition, on December 3, 2012, Delfin S.à.r.l. sold 150,000 ordinary shares of the Company pursuant to grants made under the Delfin plan at a strike price of Euro 13.67 per share for an aggregate purchase price of Euro 2,050,500.  On November 28, and December 3, 2012, Delfin S.à.r.l acquired 200,000 and 100,000 ordinary shares of the Company in off-market transactions at a price per share of Euro 31.10 and  31.69, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: December 4, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER